Pricing Term Sheet Dated November 19, 2014

Filed pursuant to Rule 433

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplements

dated November 17, 2014 and the

Prospectus dated November 17, 2014

Registration No. 333-196804

Kindred Healthcare, Inc.

Concurrent Offerings of

5,000,000 Shares of Common Stock

(the “Common Stock Offering”)

and

150,000 7.50% Tangible Equity Units

(the “Units Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Units Offering and should be read together with (i) (a) the preliminary prospectus supplement, dated November 17, 2014, relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”) in the case of investors purchasing in the Common Stock Offering or (b) the preliminary prospectus supplement, dated November 17, 2014, relating to the Units Offering (the “Units Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”) in the case of investors purchasing in the Units Offering, each as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the accompanying base prospectus dated November 17, 2014, included in the Registration Statement (File No. 333-196804), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the applicable Preliminary Prospectus Supplement.

Common Stock Offering

Issuer:	Kindred Healthcare, Inc., a Delaware corporation (“Kindred”).

Ticker / Exchange:	KND / New York Stock Exchange (“NYSE”).

Pricing Date:	November 19, 2014.

Settlement Date:	November 25, 2014.

Title of Securities:	Common stock, par value $0.25 per share, of Kindred (“Common Stock”).

Number of Shares of Common Stock Offered by Kindred:	5,000,000 shares (or 5,750,000 shares if the underwriters of the Common Stock Offering exercise their over-allotment option to purchase 750,000 additional shares in full).

Last Reported Sale Price of the Common Stock on the NYSE on the Pricing Date:	$19.76 per share of Common Stock.

Common Stock Public Offering Price:	$19.75 per share $98,750,000 in aggregate (or $113,562,500 if the underwriters of the Common Stock Offering exercise their over-allotment option to purchase 750,000 additional shares in full).

Underwriting Discount:	$0.839375 per share $4,196,875 in aggregate (or $4,826,406 if the underwriters of the Common Stock Offering exercise their option to purchase 750,000 additional shares in full).

Estimated Net Proceeds to Kindred from the Common Stock Offering:

Estimated net proceeds from the sale of Common Stock by Kindred in the Common Stock Offering, after deducting underwriting discounts and commissions, will be approximately $94.5 million (or approximately $108.7 million if the underwriters of the Common Stock Offering exercise their over-allotment option to purchase 750,000 additional shares in full).

Stabilizing Transactions:	Prior to purchasing the Common Stock being offered pursuant to the Common Stock Preliminary Prospectus Supplement, on November 19, 2014, one of the underwriters purchased, on behalf of the syndicate, 329,371 shares of Common Stock at an average price of $19.75 per share in stabilizing transactions.

Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Guggenheim Securities, LLC Morgan Stanley & Co. LLC

Co-Managers:	BMO Capital Markets Corp. Deutsche Bank Securities Inc. SunTrust Robinson Humphrey, Inc.

Units Offering

Issuer:	Kindred.

Pricing Date:	November 19, 2014.

Settlement Date:	November 25, 2014.

Title of Securities:	7.50% Tangible Equity Units (the “Units”).

Number of Units Offered:	150,000 Units (or 172,500 Units if the underwriters of the Units Offering exercise their over-allotment option to purchase 22,500 additional Units in full).

Stated Amount:	Each Unit has a stated amount of $1,000.

Components of Each Unit:

Each Unit is comprised of two parts:

•       a prepaid stock purchase contract (a “Purchase Contract”); and

•       one share of mandatory redeemable preferred stock (a share of “Mandatory Redeemable Preferred Stock”), which has an initial liquidation preference of $201.58 per share of Mandatory Redeemable Preferred Stock and has a final preferred stock installment payment date of December 1, 2017.

Fair Market Value of the Units:	Kindred has determined that the fair market value of each Purchase Contract is $798.42 and the fair market value of each share of Mandatory Redeemable Preferred Stock is $201.58.

Reference Price:	$19.75, which is the Common Stock Public Offering Price in the Common Stock Offering described above (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Threshold Appreciation Price:	$1,000 divided by the Minimum Settlement Rate (rounded to the nearest $0.0001), which initially is approximately $23.21 and which represents an approximately 17.5% appreciation over the Reference Price.

Minimum Settlement Rate:	43.0918 shares of Common Stock per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Maximum Settlement Rate:	50.6329 shares of Common Stock per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Settlement Rate:	The following table illustrates the settlement rate per Purchase Contract and the value of Common Stock issuable upon settlement on the “mandatory settlement date”, determined using the “applicable market value” (each as defined in the Units Preliminary Prospectus Supplement) shown, subject to adjustment as described in the Units Preliminary Prospectus Supplement:

Applicable Market Value of Common Stock	Settlement Rate	Value of Common Stock Delivered (Based on the Applicable Market Value Thereof)
Less than the Reference Price	The Maximum Settlement Rate	Less than $1,000
Greater than or equal to the Reference Price but less than or equal to the Threshold Appreciation Price	A number of shares of Common Stock equal to $1,000, divided by the applicable market value	$1,000
Greater than the Threshold Appreciation Price	The Minimum Settlement Rate	Greater than $1,000

As a result, if, on the mandatory settlement date, the applicable market value is greater than the threshold appreciation price, a holder would receive only approximately 85% of the appreciation in market value of the shares of Common Stock that such holder would have received had such holder purchased $1,000 worth of shares of Common Stock at the Common Stock Public Offering Price in the Common Stock Offering.

Change to Units Preliminary Prospectus Supplement – No Listing:	Kindred will not apply to list the Units on NYSE or any other securities exchange or market. All reference in the Units Preliminary Prospectus Supplement to any application by Kindred to list the Units is deemed to be deleted.

Early Settlement Upon a Fundamental Change:	The following table sets forth the “fundamental change early settlement rate” (as defined in the Units Preliminary Prospectus Supplement) per Purchase Contract for each stock price and effective date set forth below:

	Effective Date
Stock Price	November 25, 2014	December 1, 2015	December 1, 2016	December 1, 2017
$5.00	46.6223	48.1453	49.4296	50.6329
$10.00	44.2088	46.5525	48.9814	50.6329
$15.00	41.8029	43.9805	46.7976	50.6329
$17.50	40.9653	42.9111	45.4035	50.6329
$19.75	40.4156	42.1680	44.2963	50.6329
$21.00	40.1818	41.8425	43.7847	47.6190
$22.00	40.0263	41.6231	43.4337	45.4545
$23.21	39.8711	41.4016	43.0767	43.0918
$24.00	39.7870	41.2803	42.8813	43.0918
$25.20	39.6819	41.1271	42.6359	43.0918
$27.50	39.5437	40.9208	42.3106	43.0918
$30.00	39.4642	40.7940	42.1152	43.0918
$35.00	39.4390	40.7200	41.9890	43.0918
$40.00	39.5000	40.7548	41.9937	43.0918
$45.00	39.5879	40.8190	42.0205	43.0918
$50.00	39.6761	40.8815	42.0418	43.0918
$60.00	39.8202	40.9716	42.0620	43.0918
$70.00	39.9163	41.0207	42.0678	43.0918
$85.00	39.9980	41.0531	42.0696	43.0918
$100.00	40.0382	41.0648	42.0699	43.0918

The exact stock price and effective date may not be set forth in the table above, in which case:

•       if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable;

•       if the stock price is greater than $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•       if the stock price is less than $5.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, the “Minimum Stock Price”), the fundamental change early settlement rate will be determined as if the stock price equaled the Minimum Stock Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of Common Stock deliverable under a Purchase Contract is 50.6329, subject to adjustment at the same time and in the same manner as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Units Preliminary Prospectus Supplement.

Merger Termination Redemption:	With respect to a merger termination redemption for which the merger termination stock price is greater than the reference price (subject to adjustments as described in the Units Preliminary Prospectus Supplement), the merger redemption amount will be determined based on the “merger redemption rate” (as defined in the Units Preliminary Prospectus Supplement) per Purchase Contract set forth in the table below for each merger termination stock price set forth in the table below:

Merger Termination Stock Price	Merger Redemption Rate
$19.75, which is equal to the Reference Price	41.7519 (the “Maximum Redemption Rate”)
$21.00	41.4901
$22.00	41.3094
$23.21	41.1212
$24.00	41.0146
$25.20	40.8745
$27.50	40.6682
$30.00	40.5164
$35.00	40.3600
$40.00	40.3126 (the “Minimum Redemption Rate”)

The exact merger termination stock prices may not be set forth in the table above, in which case:

•       if the applicable merger termination stock price is between two merger termination stock prices in the table, the merger redemption rate will be determined by straight line interpolation between the merger redemption rates set forth for the higher and lower merger termination stock prices; or

•       if the merger termination stock price is greater than $40.00 per share (subject to adjustment at the same time and in the same manner as the merger termination stock prices set forth in the table above), then the merger redemption rate will be the Minimum Redemption Rate.

If the merger termination stock price is less than or equal to the reference price (subject to adjustment at the same time and in the same manner as the merger termination stock prices set forth in the table above), the merger redemption amount will be an amount of cash equal to 104% of the allocated fair value of the Purchase Contract ($798.42), which would be approximately $830.36.

Initial Liquidation Preference of Mandatory Redeemable Preferred Stock:	$201.58 per share of Mandatory Redeemable Preferred Stock
$30,237,000 in aggregate (or $34,772,550 if the underwriters of the Units Offering exercise their over-allotment option to purchase 22,500 additional Units in full).

Installment Payment Dates:	March 1, June 1, September 1 and December 1 of each year, commencing on March 1, 2015, with a final installment payment date of December 1, 2017.

Preferred Stock Installment Payments on the Mandatory Redeemable Preferred Stock:

Kindred will make quarterly preferred stock installment payments of $18.75 per share of Mandatory Redeemable Preferred Stock (except for the March 1, 2015 preferred stock installment payment, which will be $20.00 per share of Mandatory Redeemable Preferred Stock) (equivalent to a 7.50% cash payment per year) in cash, shares of the Common Stock, or a combination thereof, at Kindred’s election, to the extent that Kindred has funds lawfully available for such purpose with respect to any such payments in cash and, with respect to the dividend portion of such payment, such dividend is declared by Kindred’s board of directors.

Dividends on the Mandatory Redeemable Preferred Stock will accumulate at a rate of 7.25% per annum on the outstanding liquidation preference (after giving effect to any prior reductions therein) of the Mandatory Redeemable Preferred Stock.

Each preferred stock installment payment will constitute a payment of dividends and a payment of consideration (the “Redemption Amount”) for the partial reduction in the liquidation preference of the Mandatory Redeemable Preferred Stock, allocated as set forth in the following table:

Preferred Stock Installment Payment Date	Redemption Amount	Dividend Amount
March 1, 2015	$16.10	$3.90
June 1, 2015	$15.39	$3.36
September 1, 2015	$15.67	$3.08
December 1, 2015	$15.95	$2.80
March 1, 2016	$16.24	$2.51
June 1, 2016	$16.54	$2.22
September 1, 2016	$16.83	$1.92
December 1, 2016	$17.14	$1.61
March 1, 2017	$17.45	$1.30
June 1, 2017	$17.77	$0.98
September 1, 2017	$18.09	$0.66
December 1, 2017	$18.42	$0.33

Redemption of Mandatory Redeemable Preferred Stock at the Option of the Holder:

If Kindred elects to settle the Purchase Contracts early or in the event of a Merger Termination Redemption, holders of Mandatory Redeemable Preferred Stock (whether as components of Units or separate Mandatory Redeemable Preferred Stock) will have the right to require Kindred to redeem their Mandatory Redeemable Preferred Stock for cash, shares of Common Stock or a combination thereof, at Kindred’s election at a redemption price per share of Mandatory Redeemable Preferred Stock equal to the liquidation preference per share of Mandatory Redeemable Preferred Stock as of the Redemption Date plus accumulated and unpaid dividends on such share to, but excluding, the redemption date.

Units Public Offering Price:	$1,000 per Unit $150,000,000 in aggregate (or $172,500,000 if the underwriters of the Units Offering exercise their over-allotment option to purchase 22,500 additional Units in full).

Underwriting Discount:	$30.00 per Unit $4,500,000 in aggregate (or $5,175,000 if the underwriters of the Units Offering exercise their over-allotment option to purchase 22,500 additional Units in full).

Estimated Net Proceeds to Kindred from the Units Offering:

Estimated net proceeds from the sale of Units by Kindred in the Units Offering, after deducting underwriting discounts and commissions, will be $145.5 million (or approximately $167.3 million if the underwriters of the Units Offering exercise their over-allotment option to purchase 22,500 additional Units in full).

Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Guggenheim Securities, LLC Morgan Stanley & Co. LLC

Co-Managers:	BMO Capital Markets Corp. Deutsche Bank Securities Inc. SunTrust Robinson Humphrey, Inc.

CUSIP for the Units:	494580 301

ISIN for the Units:	US4945803017

CUSIP for the Purchase Contracts:	494580 145

ISIN for the Purchase Contracts:	US4945801458

CUSIP for the Mandatory Redeemable Preferred Stock:	494580 202

ISIN for the Mandatory Redeemable Preferred Stock:	US4945802027

Kindred has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplements) with the Securities and Exchange Commission (the “SEC”) for the Common Stock Offering and the Units Offering. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement and other documents Kindred has filed with the SEC for more complete information about Kindred and the Common Stock Offering and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the applicable prospectus supplement and the accompanying base prospectus may be obtained by calling Citigroup Global Markets Inc. at 1-877-858-5407 or J.P. Morgan Securities LLC at 1-212-834-4533.

This communication should be read in conjunction with the Preliminary Prospectus Supplements and the accompanying prospectuses. The information in this communication supersedes the information in the relevant Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

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